Exhibit 99.1

iKang Announces Unaudited Financial Results for the Fiscal First Quarter Ended June 30, 2017

BEIJING, September 14, 2017 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced its unaudited financial results for the first quarter ended June 30, 2017.

Fiscal First Quarter Ended June 30, 2017 Financial Highlights

•                  Net revenues were US$115.6 million, an increase of 14.2% year-over-year (an increase of 19.9% on RMB basis) (1)

•                  Gross profit was US$48.4 million, an increase of 8.1% year-over-year (an increase of 13.5% on RMB basis) (1)

•                  Net income attributable to the Company was US$3.6 million, an increase of 73.1% year-over-year (an increase of 81.8% on RMB basis) (1)

•                  Non-GAAP net income attributable to the Company(2) was US$4.0 million, an increase of 55.3%  year-over-year (an increase of 63.1 % on RMB basis) (1)

•                  Basic and diluted income per ADS attributable to common shareholders were US$0.05 and US$0.05, respectively, as compared to US$0.03 and US$0.03, respectively, in the fiscal first quarter of 2016

•                  Non-GAAP basic and diluted income per ADS(3) attributable to common shareholders were US$0.06 and US$0.06, respectively, as compared to US$0.04 and US$0.04, respectively, in the fiscal first quarter of 2016

(1) RMB basis refers to the year on year comparison made on local currency — Chinese Renminbi basis.

(2) Non-GAAP net income attributable to the Company is defined as net income attributable to the Company excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned under “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

(3) Non-GAAP basic and diluted income per ADS is defined as non-GAAP net income divided by the weighted average number of basic and diluted ADS.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the results.

“Our fiscal first quarter 2017 earnings represent a solid foundation to start the fiscal year.  Total net revenues and Non-GAAP net income for the fiscal first quarter grew by 14.2%  and 55.3% respectively (by 19.9% and 63.1% respectively on RMB basis), compared to those for the same period last year. The solid performance is underpinned by the continued focus on expanding the network, enhancing customer engagement and broadening the value based services and revenue sources,” said Mr. Lee Ligang Zhang. “Over the course of June and July, we have launched a number of strategic initiatives including iKang Partners+ and iKangCare+ which is a comprehensive advisory healthcare platform for corporate customers and individuals, a healthcare investment fund to invest in medical centers  and the partnership to introduce IBM Watson for Oncology cognitive computing solutions as part of iKangcare+ and iKang Partners+ initiatives and build the IBM Watson for Oncology Center in iKang’s existing and future medical centers in China.

“With iKangCare+ and iKang Partners+ strategies, iKang is now fully utilizing the latest technologies in genetic testing and in vitro diagnosis to offer more advanced screening services to our corporate customers and individuals. The value proposition we bring to the marketplace is clearly resonating with consumers as we continued to improve the quality, efficiency and affordability of private preventive healthcare for our loyal corporate customers and also seized opportunities from the fast growing individual customer segment. Our growing portfolio of facilities and services continues to provide customers with the premium level of care. iKang’s  nationwide network of 104 operating medical centers as of today  creates a strong platform for growing our core and ancillary services which we see continued revenue growth trajectory for fiscal 2017.”

“The management remains focused on and fully committed to customers, partners and shareholders. It is because of this that we continue to make strides in advancing our strategy to invest in growing our network, portfolio of facilities and services with improved efficiencies, hence, we are well positioned for a sustainable long term business growth,” Mr. Zhang concluded.

FISCAL FIRST QUARTER ENDED JUNE 30, 2017 UNAUDITED FINANCIAL RESULTS

Net Revenues

Net revenues for the fiscal first quarter were US$115.6 million, representing a 14.2% increase from US$101.2 million in the same period of the last fiscal year. As of June 30, 2017, the number of self-owned operating medical centers totaled 104 compared to 90 as of June 30, 2016. During the quarter, the Company served approximately a total of 1,415,000 customer visits under both corporate and individual programs, representing an increase of 11.9% over the fiscal first quarter of 2016.

The table below sets forth a breakdown of net revenues:

(US$ million)	Fiscal First Quarter Ended June 30, 2017	Fiscal First Quarter Ended June 30, 2016	YoY % Change
Medical Examinations	95.0	85.0	11.7%
Disease Screening	9.7	7.3	33.0%
Dental Services	2.9	1.3	127.4%
Other Services	8.0	7.6	4.7%
Total	115.6	101.2	14.2%

Medical Examinations: Net revenues for the quarter were US$95.0 million, representing an 11.7% increase from US$85.0 million in the same period of the last fiscal year.

Disease Screening: Net revenues for the quarter were US$9.7 million, representing a 33.0% increase from US$7.3 million in the same period of the last fiscal year. Disease screening services refer to the additional services requested by individuals under the basic corporate medical examination programs as a result of individual needs.

Dental Services: Net revenues for the quarter were US$2.9 million, representing a 127.4% increase from US$1.3 million in the same period of the last fiscal year.

Other Services: Net revenues for the quarter were US$8.0 million, representing a 4.7% increase from US$7.6 million in the same period of the last fiscal year.

Cost of Revenues

Cost of revenues for the quarter was US$67.2 million, representing a 19.0% increase from US$56.5 million in the same period of the last fiscal year.

Gross Profit and Gross Margin

Gross profit for the quarter was US$48.4 million, representing an 8.1% increase from US$44.7 million in the same period of the last fiscal year. Gross margin for the quarter was 41.8%, as compared to 44.2% in the first quarter of fiscal 2016. The lower gross margins of newly operated medical centers which were in the ramping up period have contributed to the decrease in our overall gross margin.

Operating Expenses

Total operating expenses for the quarter were US$39.5 million, representing a 4.1% increase from US$37.9 million in the same period of the last fiscal year.

Selling and marketing expenses

Selling and marketing expenses for the quarter were US$19.3 million, accounting for 16.7% of total net revenues as compared to 18.1% in the same period of the last fiscal year.

General and administrative expenses

General and administrative expenses for the quarter were US$19.5 million, accounting for 16.9% of total net revenues as compared to 18.5% in the same period of the last fiscal year.

Research and development expenses

Research and development expenses for the quarter were US$706,000, accounting for 0.6% of total net revenues as compared to 0.9% in the same period of the last fiscal year.

Income from Operations

Income from operations for the quarter was US$8.9 million, representing a 30.1% increase from US$6.8 million in the same period of the last fiscal year. Excluding share-based compensation expenses of US$384,000 for this quarter and US$484,000 for the same quarter last year, non-GAAP income from operations for the quarter was US$9.3 million as compared to US$7.3 million, which reflected a rise of 26.8% as a result of improving operating leverage.

Non-GAAP EBITDA

Non-GAAP EBITDA for the quarter was US$19.5 million, representing a 22.1% increase from US$16.0 million in the same period of the last fiscal year.

Net Income

Net income attributable to the Company for the quarter was US$3.6 million, representing a 73.1% increase from US$2.1 million in the same period of the last fiscal year.

Non-GAAP net income for the quarter was US$4.0 million, representing a 55.3% increase from US$2.6 million in the same period of fiscal 2016.

Basic and Diluted Income per ADS

Basic and diluted income per ADS attributable to common shareholders were US$0.05 and US$0.05, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.03 and US$0.03, respectively, in the same quarter of fiscal 2016.

Non-GAAP basic and diluted income per ADS attributable to common shareholders were US$0.06 and US$0.06, respectively, compared to basic and diluted income per ADS attributable to common shareholders of US$0.04 and US$0.04, respectively, in the same quarter of fiscal 2016.

GUIDANCE FOR FISCAL YEAR 2017 ENDING MARCH 31, 2018

For the Fiscal Year 2017 ending March 31, 2018, the Company reaffirms its guidance of net revenue to be between RMB3.57 billion and RMB3.72 billion, representing a year-on-year increase between 22% and 27%.  The Company also expects that 12-15 new medical centers will start commercial operation in Fiscal Year 2017.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

iKang’s management will host a conference call at 8:00 am US Eastern Time (8:00 pm Beijing/Hong Kong Time) on September 15, 2017, to discuss its quarterly results and recent business activities.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

China:	4001-209-101
Hong Kong:	800-961-105
United States:	888-352-6803
International:	+65 6320-9025
Passcode:	9060883

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.ikang.com.

Following the earnings conference call, an archive of the call will be available by dialing:

China:	4001-201-651
Hong Kong:	800-901-108
United States:	888-203-1112
International:	+65 6517-0784
Replay Passcode:	9060883
Replay End Date:	September 29, 2017

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

Reconciliation of non-GAAP operating income, non-GAAP net income and non-GAAP EBITDA to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP is set forth at the end of this release.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, outpatient service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal first quarter ended June 30, 2017, iKang served a total of 1.41 million customer visits under both corporate and individual programs.

As of September 14, 2017, iKang has a nationwide network of 104 self-owned operating medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili and Mianyang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements.  iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	As of	As of
	March 31,	June 30,
	2017	2017
ASSETS
Current assets:
Cash and cash equivalents	$64,898	$41,530
Restricted cash	392	398
Term deposits	4,359	2,213
Accounts receivable, net of allowance for doubtful accounts of $14,261 and $17,125 as of March 31, 2017 and June 30, 2017, respectively	79,576	105,622
Inventories	6,781	6,218
Deferred tax assets-current	9,635	8,902
Amount due from a related party	4,538	4,575
Prepaid expenses and other current assets	49,736	52,738

Total current assets	$219,915	$222,196

Property and equipment, net	$163,081	$164,784
Acquired intangible assets, net	25,852	24,190
Goodwill	107,237	108,678
Long-term investments	180,758	182,565
Deferred tax assets-non-current	16,698	16,922
Rental deposit and other non-current assets	14,950	15,891

TOTAL ASSETS	$728,491	$735,226

LIABILITIES, MEZZANINE AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $34,637 and $38,026 as of March 31, 2017 and June 30, 2017, respectively)	$39,892	$43,174
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $48,910 and $49,049 as of March 31, 2017 and June 30, 2017, respectively)	59,278	59,515
Income tax payable (including income tax payable of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $6,414 and $8,650 as of March 31, 2017 and June 30, 2017, respectively)	11,951	9,683
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $57,361 and $64,179 as of March 31, 2017 and June 30, 2017, respectively)	64,740	69,849
Short term borrowings (including short term borrowings of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $111,299 and $102,385 as of March 31, 2017 and June 30, 2017, respectively)	111,299	102,385

Total current liabilities	$287,160	$284,606

Long-term borrowings (including long term borrowings of the consolidated VIEs and VIEs’ subsidiaries without recourse to iKang Healthcare Group, Inc. of $101,697 and $103,255 as of March 31, 2017 and June 30, 2017, respectively)	101,697	103,255
Deferred tax liabilities-non-current (including deferred tax liabilities non-current of the consolidated VIEs without recourse to iKang Healthcare Group, Inc. of $7,009 and $6,627 as of March 31, 2017 and June 30, 2017, respectively)	7,229	6,831

TOTAL LIABILITIES	$396,086	$394,692

Equity:
Total iKang Healthcare Group, Inc. shareholders’ equity	312,437	320,142
Non-controlling interests	19,968	20,392

TOTAL EQUITY	$332,405	$340,534

TOTAL LIABILITIES AND EQUITY	$728,491	$735,226

IKANG HEALTHCARE GROUP, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods
	ended June 30,
	2016	2017

Net revenues	$101,238	$115,599
Cost of revenues	56,505	67,236

Gross profit	$44,733	$48,363

Operating expenses:
Selling and marketing expenses	$18,301	$19,259
General and administrative expenses	18,702	19,489
Research and development expenses	884	706

Total operating expenses	$37,887	$39,454

Income from operations	$6,846	$8,909
Interest expense	(3,281)	(3,089)
Interest income	376	145

Income before income tax expenses and loss from equity method investments	$3,941	$5,965
Income tax expenses	985	1,550
Loss from equity method investments	(1,037)	(870)

Net income	$1,919	$3,545
Less: Net loss attributable to non-controlling interest	(147)	(31)

Net income attributable to iKang Healthcare Group, Inc.	$2,066	$3,576

Net income attributable to common shareholders of iKang Healthcare Group, Inc.	$2,066	$3,576

Net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.06	$0.10
Diluted	$0.06	$0.10

Net income per ADS (one common share equals to two ADSs)
Basic	$0.03	$0.05
Diluted	$0.03	$0.05

Weighted average shares used in calculating net income per common share
Basic	33,955,067	34,230,899
Diluted	34,654,762	34,669,869

IKANG HEALTHCARE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(In thousands of US dollars, except share data and per share data)

(Unaudited)

	Three-month periods
	ended June 30,
	2016	2017

Income from operations	$6,846	$8,909
Add:
Share-based compensation expenses	484	384

Non-GAAP operating income	$7,330	$9,293

Net income attributable to iKang Healthcare Group, Inc.	$2,066	$3,576
Add:
Share-based compensation expenses	484	384

Non-GAAP net income	$2,550	$3,960

Income from operations	$6,846	$8,909
Add:
Depreciation and amortization	8,647	10,208
Share-based compensation expenses	484	384

Non-GAAP EBITDA	$15,977	$19,501

Non-GAAP net income attributable to common shareholders of iKang Healthcare Group, Inc.	$2,550	$3,960

Non-GAAP net income per share attributable to common shareholders of iKang Healthcare Group, Inc.
Basic	$0.08	$0.12
Diluted	$0.07	$0.11

Non-GAAP net income per ADS (one common share equals to two ADSs)
Basic	$0.04	$0.06
Diluted	$0.04	$0.06